

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2020

Via E-mail
Katherine I. Hargis
SVP and General Counsel
Key Energy Services, Inc.
1301 McKinney Street, Suite 1800
Houston, TX 77010

Re: Key Energy Services, Inc.
Form 8-K
Exhibit No. 10.1 - Restructuring Support Agreement, dated as of January 24, 2020 by and among Key Energy Services, Inc., as borrower, the Lenders party thereto, and Cortland Products Corp., as agent
Filed January 27, 2020
File No. 001-08038

Form 8-K
Exhibit No. 10.2 - Third Amendment to Forbearance Agreement, dated January 10, 2020, by and among Key Energy Services, Inc., Key Energy Services, LLC, the Lenders party thereto, and Bank of America, N.A., as administrative agent
Filed January 10, 2020
File No. 001-08038

Form 8-K
Exhibit No. 10.1 - Second Amendment to the Forbearance Agreement and Amendment No. 2 to Loan Agreement, dated December 20, 2019, by and among Key Energy Services, Inc., Key Energy Services, LLC, the Lenders party thereto, and Bank of America, N.A., as administrative agent
Filed December 23, 2019
File No. 001-08038

Form 8-K
Exhibit No. 10.2 - Amendment to Forbearance Agreement, dated December 6, 2019, by and among Key Energy Services, Inc., Key Energy Services, LLC, the Lenders party thereto, and Bank of America, N.A., as administrative agent
Filed December 9, 2019
File No. 001-08038

Form 8-K
Exhibit No. 10.1 – Forbearance Agreement dated October 29, 2019, by and among Key Energy Services, Inc., as borrower, the Lenders party thereto, and Cortland Products Corp., as agent
Exhibit No. 10.2 - Forbearance Agreement dated October 29, 2019, by and among Key Energy Services, Inc., Key Energy Services, LLC, the Lenders party thereto, and Bank of America, N.A., as administrative agent
Filed October 31, 2019

File No. 001-08038

Dear Ms. Hargis:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

Please submit your response only to the address presented below. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR, sending a response by email or by sending your response to a Division staff member. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4. Please let us know if you would prefer us to return the materials to you at the end of the process rather than destroy them.

To protect the confidentiality of your response, send it to:

Office of Disclosure Support, Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

If you have any questions, please contact us at RedactedExhibits@sec.gov. Include only your contact information in the email and your examiner will call you. Do not include or discuss any confidential information in your email.

Sincerely,

Division of Corporation Finance